ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Focus Variable Annuity Contracts

Supplement dated December 15, 2010 to the Contract Prospectus dated April 30, 2007, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus dated April 30, 2007. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Effective July 30, 2010, ING Funds Distributor, LLC changed its name to ING Investments Distributor, LLC. Accordingly, all references to ING Funds Distributor, LLC in the Contract Prospectus are deleted and replaced with ING Investments Distributor, LLC.

Please Note: The following information only affects you if you currently invest or plan to invest in a subaccount that corresponds to the funds referenced below.

Important Information Regarding Fund Changes

1. **Effective January 4, 2011**, the investment objective for ING Thornburg Value Portfolio will change to "Seeks long-term capital appreciation, and secondarily current income."

2. **Effective after the close of business on or about January 21, 2011**, the following fund name change, subadviser change, and investment objective change will occur:

   The **ING Oppenheimer Global Strategic Income Portfolio** will:
   - Change its subadviser to ING Investment Management Co. ("ING IM"), under an interim-subadvisory agreement;
   - Change its name to ING Global Bond Portfolio; and
   - Change its investment objective to "Seeks to maximize total return through a combination of current income and capital appreciation."

   Accordingly, effective after the close of business on or about January 21, 2011, all references to ING Oppenheimer Global Strategic Income Portfolio in the Contract Prospectus are deleted and replaced with ING Global Bond Portfolio.

3. **Effective as of the dates noted above,** the information for the ING Oppenheimer Global Strategic Income Portfolio and ING Thornburg Value Portfolio appearing in the Contract Prospectus under Appendix B–The Funds is deleted and replaced with the following:

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Global Bond Portfolio *(formerly ING Oppenheimer Global Strategic Income Portfolio)* **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Partners, Inc. – ING Thornburg Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Thornburg Investment Management, Inc.	Seeks long-term capital appreciation, and secondarily current income.